Exhibit 99.1

SINA Reports Third Quarter 2013 Financial Results

SHANGHAI, China—November 12, 2013—SINA Corporation (the “Company” or “SINA”) (NASDAQ GS: SINA), a leading Internet media company serving China and the global Chinese communities, today announced its unaudited financial results for the third quarter ended September 30, 2013.

Third Quarter 2013 Highlights

•          Net revenues increased 21% year over year to $184.6 million.  Non-GAAP net revenues increased 22% year over year to $179.9 million, reaching the high end of the Company’s guidance between $176.0 million and $180.0 million.

•          Advertising revenues grew 26% year over year to $151.6 million, within the Company’s guidance between $151.0 million and $153.0 million.

•          Non-advertising revenues increased 4% year over year to $33.1 million.  Non-GAAP non-advertising revenues increased 5% year over year to $28.4 million, exceeding the Company’s guidance between $25.0 million and $27.0 million, mainly driven by the growth of Weibo value-added Services (“Weibo VAS”) revenues.

•          Net income attributable to SINA grew 157% year over year to $25.4 million, or $0.37 diluted net income per share attributable to SINA.  Non-GAAP net income attributable to SINA grew 144% year over year to $28.5 million, or $0.42 non-GAAP diluted net income per share attributable to SINA.

Highlights for the Nine Months Ended September 30, 2013

•          Net revenues increased 20% year over year to $468.1 million.  Non-GAAP net revenues increased 21% year over year to $454.0 million.

•          Advertising revenues grew 21% year over year to $366.4 million.

•          Non-advertising revenues increased 16% year over year to $101.7 million.  Non-GAAP non-advertising revenues increased 19% year over year to $87.6 million.

•          Net income attributable to SINA was $0.7 million, or less than $0.01 diluted net loss per share attributable to SINA.  Non-GAAP net income attributable to SINA was $44.3 million, compared to $1.4 million for the same period last year.  Non-GAAP diluted net income per share attributable to SINA was $0.65, compared to $0.01 for the same period last year.

“We are pleased with our results for the third quarter with significant growth in profitability driven primarily by strong momentum in Weibo monetization,” said Charles Chao, Chairman and CEO of SINA.  “We are at the dawn of leveraging user behaviors to provide more interesting and relevant advertising and services.  Our efforts to diversify Weibo’s monetization while continuing to invest and innovate SINA’s offerings are seeing not only revenue acceleration but also continuing profit margin expansion.”

1 This release contains certain non-GAAP financial measures to provide supplemental information regarding SINA’s operating performance. For more information on these non-GAAP financial measures, please see the section captioned “Non-GAAP Financial Measures” and the tables captioned “Unaudited Reconciliation of Non-GAAP to GAAP Results” set forth at the end of this release.

Financial Results

For the third quarter of 2013, SINA reported net revenues of $184.6 million, compared to $152.4 million for the same period last year.  Non-GAAP net revenues for the third quarter of 2013 totaled $179.9 million, compared to $147.7 million for the same period last year.

Online advertising revenues for the third quarter of 2013 were $151.6 million, compared to$120.6 million for the same period last year.  Weibo advertising revenues for the third quarter of 2013 grew 125% year over year to $43.7 million.  Non-advertising revenues for the third quarter of 2013 totaled $33.1 million, compared to $31.8 million for the same period last year.  Non-GAAP non-advertising revenues for the third quarter of 2013 totaled $28.4 million, compared to $27.1 million for the same period last year.  Weibo VAS revenues, which include revenue share from web games and Weibo membership fees, grew 121% year over year to $9.7 million.

Net revenues for the nine months ended September 30, 2013 were $468.1 million, compared to $390.2 million for the same period last year.  Non-GAAP net revenues for the nine months ended September 30, 2013 totaled $454.0 million, compared to $376.1 million for the same period last year.  Advertising revenues for the nine months ended September 30, 2013 totaled $366.4 million, compared to $302.3 million for the same period last year.  Non-GAAP non-advertising revenues for the nine months ended September 30, 2013 were $87.6 million, compared to $73.9 million for the same period last year, mainly due to the increase in Weibo VAS revenues, partially offset by the decrease in MVAS revenues.

Gross margin for the third quarter of 2013 was 64%, compared to 54% for the same period last year.  Advertising gross margin was 64%, compared to 55% for the same period last year.  Non-GAAP advertising gross margin increased to 64%, up from 56% for the same period last year, reflecting SINA’s efforts to scale its core advertising business profitably.  Non-advertising revenue gross margin for the third quarter of 2013 was 64%, compared to 51% for the same period last year.  Non-GAAP non-advertising revenue gross margin for the third quarter of 2013 increased to 58%, up from 43% for the same period last year, primarily due to the shift in revenue mix from low margin MVAS to higher margin Weibo VAS.

Gross margin for the nine months ended September 30, 2013 was 57%, compared to 52% for the same period last year.  Non-GAAP advertising gross margin was 58% for the nine months ended September 30, 2013, compared to 52% for the same period last year, reflecting the Company’s efforts to scale its advertising business profitably.  Non-GAAP non-advertising revenue gross margin for the nine months ended September 30, 2013was 52%, up from 44% for the same period last year, primarily due to the shift in revenue mix from low margin MVAS to higher margin Weibo VAS.

Operating expenses for the third quarter of 2013 totaled $94.9 million, compared to $79.2 million for the same period last year.  Non-GAAP operating expenses for the third quarter of 2013 totaled $90.5 million, compared to $73.7 million for the same period last year.  The increase in non-GAAP operating expenses was primarily due to higher personnel costs and increase in marketing expenditures.

Operating expenses for the nine months ended September 30, 2013 were $271.9 million, compared to $216.2 million for the same period last year.  Non-GAAP operating expenses for the nine months ended September 30, 2013 were $235.7 million, compared to $204.6 million for the same period last year, mainly due to increase in personnel costs arising from additional headcount and general salary increases, as well as higher marketing expenditures.

Income from operations for the third quarter of 2013 was $23.2 million, compared to $3.8 million for the same period last year.  Non-GAAP income from operations for the third quarter of 2013 was $23.4 million, compared to $5.4 million for the same period last year.

Loss from operations for the nine months ended September 30, 2013 was $4.9 million, compared to $14.1 million for the same period last year.  Non-GAAP income from operations for the nine months ended September 30, 2013 was $23.0 million, compared to a non-GAAP loss from operations of $14.2 million.

Non-operating income for the third quarter of 2013 was $7.7 million, compared to $8.3 million for the same period last year.  Non-operating income for the third quarter of 2013 included $3.2 million, or $5.7 million on a non-GAAP basis, in earnings from equity investments, which were accounted for under the equity-method accounting and reported on a one-quarter lagging basis.

Non-operating income for the nine months ended September 30, 2013 was $11.3 million, compared to $45.2 million for the same period last year.  Non-operating income for the nine months ended September 30, 2013 included $6.0 million, or $14.7 million on a non-GAAP basis, in earnings from equity investments, which were accounted for under the equity-method accounting and reported on a one-quarter lagging basis.

Net income attributable to SINA for the third quarter of 2013 was $25.4 million, compared to $9.9 million for the same period last year.  Diluted net income per share attributable to SINA for the third quarter of 2013 was $0.37, compared to $0.14 for the same period last year.  Non-GAAP net income attributable to SINA for the third quarter of 2013 was $28.5 million, compared to $11.7 million for the same period last year.  Non-GAAP diluted net income per share attributable to SINA for the third quarter of 2013 was $0.42, compared to $0.17 for the same period last year.

Net income attributable to SINA for the nine months ended September 30, 2013 totaled $0.7 million, or less than $0.01 diluted net loss per share attributable to SINA, compared to $29.4 million, or $0.43 diluted net income per share attributable to SINA for the same period last year.  Non-GAAP net income attributable to SINA for the nine months ended September 30, 2013, was $44.3 million, or $0.65 diluted net income per share, compared to $1.4 million, or $0.01 non-GAAP diluted net income per share, for the same period last year.

As of September 30 2013, SINA’s cash, cash equivalents and short-term investments totaled $1,217.9 million, compared to $713.6 million as of December 31, 2012.  The increase in cash, cash equivalents and short-term investments was mainly due to the net cash received from Alibaba for its investment in Weibo in the prior quarter.  For the third quarter of 2013, cash provided by operating activities was $12.3 million, capital expenditures totaled $24.3 million and depreciation expenses amounted to $8.6 million.

Business Outlook

SINA estimates that its non-GAAP net revenues for the fourth quarter of 2013 will be between $190 million and $194 million, including advertising revenues to be between $160 million and $162 million and non-GAAP non-advertising revenues to be between $30 million and $32 million.  Non-GAAP net revenues and non-GAAP non-advertising revenues exclude the recognition of $4.7 million in deferred license revenues related to SINA’s equity investment in E-House/CRIC.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP net revenues, non-GAAP non-advertising revenues, non-GAAP advertising and non-advertising gross margin, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income/(loss) from operations, non-GAAP income/(loss) from equity investments, non-GAAP net income/(loss) attributable to SINA and non-GAAP diluted net income/(loss) per share attributable to SINA.  These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP. The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies.  Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

The Company’s non-GAAP financial measures exclude share-based compensation, amortization of intangible assets, recognition of deferred revenue in relation to the CRIC Transaction and gain/loss resulting from the disposal, purchase or impairment of a business, investment or non-controlling interest in a subsidiary, change in fair value of investor options liability and tax provision on amortization of intangible assets.  The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons.  The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose.  The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.   They may not be comparable to non-GAAP financial measures used by other companies. Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP.

Conference Call

SINA will host a conference call at 8 p.m. Eastern Time on November 12, 2013 (or 9a.m. Beijing Time on November 13, 2013) to present an overview of the Company’s financial performance and business operations.  A live webcast of the call will be available through the Company’s corporate website at http://corp.sina.com.  The conference call can be accessed as follows:

US:	+1 845 675 0438
Hong Kong:	+852 3051 2745
Passcode for all regions:	96197754

A replay of the conference call will be available through midnight Eastern Time November19, 2013.  The dial-in number is +61 2 8199 0299.  The passcode for the replay is 96197754.

About SINA

SINA is an Internet media company serving China and the global Chinese communities.  Our digital media network of SINA.com (portal), Weibo.com (social media),SINA.cn (mobile portal) and other mobile applications, enable Internet users to access professional media and user generated content in multi-media formats from the web and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region specific websites and a range of complementary offerings.  Based on an open platform architecture to host organically developed and third-party applications, Weibo is a form of social media, featuring microblogging services and social networking services that allow users to connect and share information anywhere, anytime and with anyone on the platform.  SINA.cn provides information and entertainment content from SINA portal customized for mobile (WAP) users. We have also developed a broad range of mobile apps, such as SINA News, SINA Sports, SINA Finance and SINA Entertainment to complement our mobile offering.

Through these properties and other product lines, SINA offers an array of online media and social networking services to its users to create a rich canvas for businesses and advertisers to connect and engage with their targeted audiences. SINA generates the majority of its revenues from online advertising, MVAS and fee-based services.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere.  Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  Potential risks and uncertainties include, but are not limited to SINA’s limited operating history in certain new businesses; the global financial and credit market crisis and its impact on the Chinese economy; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and MVAS for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and MVAS products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such a Alibaba; the Company’s reliance on mobile operators in China to provide MVAS and changes in mobile operators’ policies for MVAS in China; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors.  Further information regarding these and other risks is included in SINA’s annual report on Form 20-F for the year ended December 31, 2012 and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: 8610-82628888 x 3112

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2013	2012	2013	2013	2012
Net revenues:
Advertising	$151,556	$120,590	$120,579	$366,424	$302,262
Non-advertising	33,074	31,788	36,906	101,664	87,941
	184,630	152,378	157,485	468,088	390,203
Cost of revenues:
Advertising (a)	54,585	54,010	56,620	159,015	146,566
Non-advertising	11,929	15,428	16,520	41,996	41,605
	66,514	69,438	73,140	201,011	188,171
Gross profit	118,116	82,940	84,345	267,077	202,032

Operating expenses:
Sales and marketing (a)	43,803	38,439	40,119	113,946	107,654
Product development (a)	36,563	28,392	41,250	108,614	79,554
General and administrative (a)	14,271	12,308	21,159	49,059	28,817
Amortization of intangibles	288	12	12	312	132
	94,925	79,151	102,540	271,931	216,157
Income/(loss) from operations	23,191	3,789	(18,195)	(4,854)	(14,125)

Non-operating income:
Earning/(loss) from equity investments, net	3,201	883	1,289	6,016	(6,353)
Gain/(loss) on sale of and impairment on investments, net	(1,607)	3,004	1,850	(10,609)	38,835
Interest and other income, net	6,061	4,388	5,058	15,904	12,701
	7,655	8,275	8,197	11,311	45,183

Income/(loss) before income taxes	30,846	12,064	(9,998)	6,457	31,058
Provision for income taxes	(5,297)	(1,592)	(3,025)	(8,507)	(1,351)

Net income/(loss)	25,549	10,472	(13,023)	(2,050)	29,707
Less: Net income/(loss) attributable to noncontrolling interest	163	594	(1,490)	(2,732)	324

Net income/(loss) attributable to SINA	$25,386	$9,878	$(11,533)	$682	$29,383

Basic net income/(loss) per share attributable to SINA	$0.38	$0.15	$(0.17)	$0.01	$0.44
Diluted net income/(loss) per share attributable to SINA	$0.37	$0.14	$(0.17)	$(0.00)	$0.43

Shares used in computing basic net income/(loss) per share attributable to SINA	66,918	66,496	66,814	66,806	66,339
Shares used in computing diluted net income/(loss) per share attributable to SINA	67,330	66,874	66,814	66,806	66,822

(a) Stock-based compensation in each category:
Cost of revenues - advertising	$565	$865	$4,460	$5,593	$2,423
Sales and marketing	789	1,187	6,223	7,802	2,707
Product development	864	1,011	8,794	10,449	2,946
General and administrative	2,437	3,267	12,155	17,710	5,746

1

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	September 30,	December 31,
	2013	2012
Assets
Current assets:

Cash and cash equivalents	$566,365	$199,826
Short-term investments	651,563	513,772
Accounts receivable, net	187,335	135,251
Prepaid expenses and other current assets	35,514	36,498
Total current assets	1,440,777	885,347

Property and equipment, net	72,046	76,640
Goodwill and intangible assets, net	26,623	15,840
Equity investments, net	518,740	466,875
Other assets	83,855	38,204
Total assets	$2,142,041	$1,482,906

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$6,253	$7,994
Accrued liabilities	230,050	168,677
Deferred revenues	46,848	36,892
Income taxes payable	17,124	13,466
Investor options liability	49,040	—
Total current liabilities	349,315	227,029

Long-term deferred revenue	93,725	107,784
Other long-term liabilities	3,164	2,220
Total liabilities	446,204	337,033

Shareholders’ equity
SINA shareholders’ equity	1,214,357	1,136,670
Non-controlling interest	481,480	9,203
Total shareholders’ equity	1,695,837	1,145,873

Total liabilities and shareholders’ equity	$2,142,041	$1,482,906

SINA CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2013	2012	2013	2013	2012

Net revenues
Advertising	$151,556	$120,590	$120,579	$366,424	$302,262
MVAS	13,454	19,079	19,920	49,237	55,765
Others	19,620	12,709	16,986	52,427	32,176
	$184,630	$152,378	$157,485	$468,088	$390,203

Cost of revenues
Advertising	$54,585	$54,010	$56,620	$159,015	$146,566
MVAS	8,608	12,262	13,816	33,450	34,717
Others	3,321	3,166	2,704	8,546	6,888
	$66,514	$69,438	$73,140	$201,011	$188,171

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	September 30, 2013				September 30, 2012				June 30, 2013
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$151,556			$151,556	$120,590			$120,590	$120,579			$120,579
Non-advertising revenues	33,074	(4,687	)(c)	28,387	31,788	(4,687	)(c)	27,101	36,906	(4,686	)(c)	32,220
Net revenues	$184,630	$(4,687)		$179,943	$152,378	$(4,687)		$147,691	$157,485	$(4,686)		$152,799

		565	(a)			865	(a)			4,460	(a)
		(4,687	)(c)			(4,687	)(c)			(4,686	)(c)
Gross profit	$118,116	$(4,122)		$113,994	$82,940	$(3,822)		$79,118	$84,345	$(226)		$84,119

		(4,090	)(a)			(5,465	)(a)			(27,172	)(a)
		(288	)(b)			(12	)(b)			(12	)(b)
Operating expenses	$94,925	$(4,378)		$90,547	$79,151	$(5,477)		$73,674	$102,540	$(27,184)		$75,356

		4,655	(a)			6,330	(a)			31,632	(a)
		288	(b)			12	(b)			12	(b)
		(4,687	)(c)			(4,687	)(c)			(4,686	)(c)
Income/(loss) from operations	$23,191	$256		$23,447	$3,789	$1,655		$5,444	$(18,195)	$26,958		$8,763

		4,655	(a)
		288	(b)							31,632	(a)
		(4,687	)(c)							12	(b)
		2,496	(d)			6,330	(a)			(4,686	)(c)
		1,607	(e)			12	(b)			2,874	(d)
		(665	)(f)			(4,687	)(c)			(1,850	)(e)
		(515	)(g)			3,138	(d)			(864	)(f)
		(69	)(h)			(3,004	)(e)			(1,361	)(g)
Net income/(loss) attributable to SINA	$25,386	$3,110		$28,496	$9,878	$1,789		$11,667	$(11,533)	$25,757		$14,224

Diluted net income/(loss) per share attributable to SINA	$0.37			$0.42	$0.14			$0.17	$(0.17)			$0.21
Shares used in computing diluted net income/(loss) per share attributable to SINA	67,330	—		67,330	66,874	—		66,874	66,814	270	(i)	67,084

Gross margin - advertising	64%	0%		64%	55%	1%		56%	53%	4%		57%
Gross margin - non-advertising	64%	-6%		58%	51%	-8%		43%	55%	-6	%*	49%

	Nine months ended
	September 30, 2013				September 30, 2012
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$366,424			$366,424	$302,262			$302,262
Non-advertising revenues	101,664	(14,059	)(c)	87,605	87,941	(14,059	)(c)	73,882
Net revenues	$468,088	$(14,059)		$454,029	$390,203	$(14,059)		$376,144

		5,593	(a)			2,423	(a)
		(14,059	)(c)			(14,059	)(c)
Gross profit	$267,077	$(8,466)		$258,611	$202,032	$(11,636)		$190,396

		(35,961	)(a)			(11,399	)(a)
		(312	)(b)			(132	)(b)
Operating expenses	$271,931	$(36,273)		$235,658	$216,157	$(11,531)		$204,626

		41,554	(a)			13,822	(a)
		312	(b)			132	(b)
		(14,059	)(c)			(14,059	)(c)
Income/(loss) from operations	$(4,854)	$27,807		$22,953	$(14,125)	$(105)		$(14,230)

		41,554	(a)
		312	(b)
		(14,059	)(c)
		8,645	(d)			13,822	(a)
		10,609	(e)			132	(b)
		(1,529	)(f)			(14,059	)(c)
		(1,876	)(g)			10,933	(d)
		(69	)(h)			(38,835	)(e)
Net income attributable to SINA	$682	$43,587		$44,269	$29,383	$(28,007)		$1,376

Diluted net income/(loss) per share attributable to SINA	$(0.00)			$0.65	$0.43			$0.01
Shares used in computing diluted net income/(loss) per share attributable to SINA	66,806	316	(i)	67,122	66,822	—		66,822

Gross margin - advertising	57%	1	%*	58%	52%	0	%*	52%
Gross margin - non-advertising	59%	-7%		52%	53%	-9%		44%

(a) To adjust stock-based compensation related to employee incentives.

(b) To adjust  amortization of intangible assets.

(c) To adjust the recognition of deferred revenue mostly related to the license agreements resulting from the CRIC Transaction.

(d) To adjust share of equity investments’ GAAP to Non-GAAP reconciling items, net of share of amortization of intangibles not on their books.

(e) To adjust gain/(loss) on sale of equity investment, gain/(loss) on deemed disposal and (impairment) on investments, net

(f) To adjust the change in fair value of investor options liability

(g) To adjust GAAP to Non-GAAP reconciling items for the gain/(loss) attributable to noncontrolling interest

(h) To adjust tax provision on amortization of intangible assets

(i) To adjust the number of shares used in computing diluted net income per share from diluted net loss per share.

* Rounding

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ GAAP TO NON-GAAP RESULTS*

	Three months ended
	September 30, 2013			September 30, 2012			June 30, 2013
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To adjust stock-based compensation		$1,118			$2,046			$1,408
To adjust amortization expenses of intangible assets resulting from business acquisitions		941			749			1,050
Earning from equity investments, net	$3,638	$2,059	$5,697	$1,226	$2,795	$4,021	$1,705	$2,458	$4,163
Share of amortization of equity investments’ intangibles not on their books	$(437)	$437	$—	$(343)	$343	$—	$(416)	$416	$—
	$3,201	$2,496	$5,697	$883	$3,138	$4,021	$1,289	$2,874	$4,163

	Nine months ended
	September 30, 2013			September 30, 2012
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To adjust stock-based compensation		$4,158			$5,161
To adjust amortization expenses of intangible assets resulting from business acquisitions		3,193			4,100
Earning/(loss) from equity investments, net	$7,310	$7,351	$14,661	$(4,681)	$9,261	$4,580
Share of amortization of equity investments’ intangibles not on their books	$(1,294)	$1,294	$—	$(1,672)	$1,672	$—
	$6,016	$8,645	$14,661	$(6,353)	$10,933	$4,580

* Earning/(loss) from equity investments is recorded one quarter in arrears.